UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41629

ETAO International Co., Ltd.

(Exact name of registrant as specified in its charter)

1460 Broadway, 14th Floor

New York, New York 10036

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Nasdaq Deficiency Notice

On April 26, 2024, ETAO International Co., Ltd. (the “Company”) received a deficiency notice (the “Notice”) from Nasdaq that the Company is not in compliance with the $2,500,000 minimum stockholders’ equity listing requirement set forth in Rule 5550(b)(1) because its Form 6-K for the period ended June 30, 2023 filed with the SEC on March 8, 2024, reported stockholders’ equity of $1,532,492. Additionally, as of the date of this Report, the Company does not meet the alternative Nasdaq continued listing standards under Nasdaq Listing Rules.

The Nasdaq Hearings Panel (the “Panel”) will consider this matter in their decision regarding the Company’s continued listing on The Nasdaq Capital Market. Pursuant to Rule 5810(d), the Company is required to present its views with respect to this additional deficiency to the Panel in writing no later than May 3, 2024. In the event the Company does not address this issue, the Panel will only consider the record as presented at the hearing and will make its determination based upon that information.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ETAO International Co., Ltd.

Date: May 1, 2024	By:	/s/ Wensheng Liu
Wensheng Liu Chief Executive Officer

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